ATES
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06006423

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VIKING FUND DISTRIBUTORS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 FIRST STREET SW SUITE C
(No. and Street)

MINOT (City) ND (State) 58701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANNON RADKE (701) 858-1590
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES P.C.
(Name - *if individual, state last, first, middle name*)

207 EAST BROADWAY (Address) BISMARCK (City) ND (State) 58502 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHANNON RADKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIKING FUND DISTRIBUTORS, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

BARBARA LANDPHERE
Notary Public, State of North Dakota
My Commission Expires July 10, 2009

Shannon D. Radke
Signature

President
Title

Barbara Landphere
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Balance Sheet.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIKING FUND DISTRIBUTORS, LLC

(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2005 AND 2004

WITH

INDEPENDENT AUDITORS' REPORT

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

TABLE OF CONTENTS

Pages

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Balance Sheets 2

Statements of Operations 3

Statements of Members Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-8

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities Exchange Act of 1934 9

Claim of Exemption From Rule 15c3-3 10

Independent Auditor's Report On Internal Control
Structure Required By Rule 17a-5 for a Broker -
Dealer Claiming an Exemption from Rule 15c3-3 11-12

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Viking Fund Distributors, LLC (a wholly-owned subsidiary of Viking Fund Management, LLC) as of December 31, 2005 and 2004 and the related statements of operations, members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Fund Distributors, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
March 17, 2006

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$59,040	$58,443
Accounts/commissions receivable	6,008	3,853
Due from Viking Fund Management, LLC	5,375	0
Other assets	617	632
Total current assets	71,040	62,928
FIXED ASSETS		
Office equipment	4,338	4,338
Less accumulated depreciation	(4,338)	(4,338)
Net fixed assets	0	0
DEFERRED SALES COMMISSIONS (net of accumulated amortization of $15,930 and $8,731, respectively)	16,198	14,327
TOTAL ASSETS	$87,238	$77,255

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Distribution fees payable	$28,961	$13,128
Accounts/commissions payable	1,117	3,097
Payroll taxes payable	4,668	2,238
Total current liabilities	34,746	18,463
MEMBERS' EQUITY	52,492	58,792
TOTAL LIABILITIES AND MEMBERS' EQUITY	$87,238	$77,255

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME		
Commission income	$ 7,948	$ 4,418
Underwriting income	23,183	18,724
Interest and dividend	1,101	285
Distribution Income	12,332	9,397
Total Income	44,564	32,824
EXPENSES		
Commissions and fees	9,099	8,633
Distribution fees	54,116	49,503
Professional fees	3,600	3,600
Advertising and promotion	1,258	1,014
Printing and postage	3,941	3,998
Dues, fees, registration	2,288	2,685
Salaries	20,000	20,000
Payroll taxes	1,991	2,418
Travel	3,450	2,821
Depreciation/Amortization	7,199	4,755
Insurance	1,043	518
Office supplies	552	0
Telephone	1,109	720
Other expenses	218	613
Total expenses	109,864	101,278
NET LOSS	$(65,300)	$(68,454)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Members' Equity	Accumulated Other Comprehensive Gain (Loss)	Total Member' Equity
BALANCE, JANUARY 1, 2004	$41,746	$0	$ 41,746
Capital contributed	85,500	0	85,500
Net loss - 2004	(68,454)	0	(68,454)
BALANCE, DECEMBER 31, 2004	$58,792	$0	$ 58,792
Capital contributed	59,000	0	59,000
Net loss - 2005	(65,300)	0	(65,300)
BALANCE, DECEMBER 31, 2005	$52,492	$0	$ 52,492

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (65,300)	$ (68,454)
Adjustments needed to reconcile net loss to net cash used by operating activities:		
Depreciation/Amortization	7,199	4,755
Net realized loss (gain) on securities available-for-sale		
Sale effects on operating cash flows due to changes in:		
Deferred sales commissions	(9,070)	(1,213)
Other assets	(7,515)	(923)
Accrued liabilities and trade payables	16,283	5,735
Net cash used by operating activities	(58,403)	(60,100)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Members' capital contributed	59,000	85,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	597	25,400
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	58,443	33,043
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$59,040	$58,443

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Viking Fund Distributors, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Viking Fund Management, LLC. The Company's primary business is as an underwriter and distributor for Viking Mutual Funds ("Trust"). The Trust is a Delaware business trust and consists of the Viking Tax-Free Fund for Montana, the Viking Tax- Free Fund for North Dakota, the Viking Large-Cap Value Fund and the Viking Small-Cap value fund.

Cash and Cash Equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market accounts.

Accounts/commissions receivable – Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Income Taxes - No provision for income taxes is required since the Company is organized as a Limited Liability Company. The parent company will report the entire profit or loss of the company on its tax return. As a limited liability company the members' liability is limited.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - The Company's fixed assets consist entirely of office equipment. These assets are depreciated on a straight line basis over their estimated useful lives (5 years).

NOTE 1 - *(CONTINUED)*

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of the Viking Mutual Funds sold at net asset value are capitalized and amortized on a straight line basis over five years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received and potential contingent deferred sales charges received from shareholders of the Viking Mutual Funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions.

Development stage operations – Prior to 2005, the Company had been in a development stage.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **RELATED PARTY TRANSACTIONS**

As distributor for the Trust, the Company had the following related party transactions:

	2005	2004
Underwriting income	$ 23,183	$ 18,724
Distribution income	$6,832	$4,814
Commission income	$ 5,722	$ 4,418

As of December 31, 2005 and 2004, the Company had commissions and other receivables due from the Trust in the amount of $2,433 and $1,408, respectively.

As of December 31, 2005, the Company had a receivable from Viking Fund Management, LLC in the amount of $5,375.

NOTE 4 - **CONCENTRATIONS**

The Company's revenues are significantly impacted and the Company is economically dependent on the underwriting fees and commissions generated from the sale of shares in the Trust.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, the Company had net capital of $23,113 which was $18,113 in excess of its minimum required capital of $5,000. At December 31, 2004, the Company had net capital of $38,813 which was $33,813 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was 1.50 to 1 as of December 31, 2005 and .48 to 1 as of December 31, 2004.

NOTE 6 - ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Total advertising expense was $1,258 and $1,014 for the years ended December 31, 2005 and 2004 respectively.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company sponsors a 401(k) Plan for all its employees. This Plan is solely fund by employee elective deferrals.

SUPPLEMENTARY INFORMATION

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005 and 2004

	2005	2004
NET CAPITAL		
Total members' equity	$ 52,492	$ 58,792
Less non-allowable assets:		
Fixed Assets	0	0
Deferred sales commissions	(16,198)	(14,327)
Haircuts on securities	(1,181)	(1,167)
Accounts/commissions receivable	(11,383)	(3,853)
Other Assets	(617)	(632)
Net capital	$ 23,113	$ 38,813
AGGREGATE INDEBTEDNESS		
Accrued Liabilities and trade payables	$ 34,746	$ 18,463
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 20,797	$ 37,583
Excess net capital at 1000%[2]	$ 19,638	$ 36,967
Ratio: Aggregate indebtedness to net capital	1.50 to 1	.48 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 29,524	$ 38,813
Non-allowable assets erroneously reported as allowable	(5,541)	0
Net audit adjustments/reclassifications to allowable Assets	(870)	0
Net capital per above	$ 23,113	$ 38,813

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 2,314	$ 1,230
1000%	$ 3,475	$ 1,846

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2005 AND 2004

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3- 3 of the Securities and Exchange Commission are not required.

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Viking Fund Distributors, LLC (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Viking Fund Distributors, LLC for the years ended December 31, 2005 and 2004, and this report does not affect our report thereon dated March 17, 2006. The following is a description of the material weaknesses identified:

After the first quarter of 2005, not all of the trailer fees were paid to the outside brokers. The individual responsible for making these payments disregarded many of the smaller amounts and only paid the brokers that were owed trailer fees in excess of $1,000 per quarter.

At the time of our audit fieldwork, there were limited financial records available to audit. Based on further review, it was determined that many accounts were not reconciled, including cash, accounts receivable, accounts payable and payroll tax liabilities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the items discussed above were material inadequacies as of December 31, 2005. It is our understanding that management has already reported these material inadequacies to the SEC.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
March 17, 2006